

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2021

John Enwright
Chief Financial Officer
Vera Bradley, Inc.
12420 Stonebridge Road
Roanoke, IN 46783

      Re: Vera Bradley, Inc.
          Form 10-K for the Year Ended February 1, 2020
          Filed March 31, 2020
          File No. 001-34918

Dear Mr. Enwright:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended February 1, 2020

Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page 56

1.   Please tell us how you determined that you complied with Rule 2-05 of Regulation S-X given that your principal auditor makes reference to the work of other auditors in the final paragraph of their report.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Gordon at 202-551-3866 or Mindy Hooker at 202-551-3732 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing